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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of 21 November 2003

BHP Billiton Plc

Registration Number 3196209

Neathouse Place

London SW1V 1BH

United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Issued by: BHP Billiton Plc

To:
Company Announcements Office
The London Stock Exchange
Old Broad Street
London EC2N 1HP
United Kingdom

Company Announcements Office
The Australian Stock Exchange
4th Floor, 20 Bridge Street
Sydney NSW 2000
Australia

cc: New York Stock Exchange Swiss Stock Exchange NZX Johannesburg Stock Exchange Euronext Deutsche Bank

Date: 21 November 2003

For Release: Immediately

Contact: Ines Watson + 44 (0)20 7802 4176

Notification of Major Interests in Shares

The following notification was received on 20 November 2003 by BHP Billiton Plc in a letter from Lehman Brothers International (Europe) dated 19 November 2003 relating to major interests in shares of BHP Billiton Plc as at 18 November 2003:

"S.198 Companies Act 1985 (the "Act")

We write to inform you, pursuant to s198 of the Act, that as at the close of business on 18th November, 2003, Lehman Brothers International (Europe) had an interest in 137,760,238 Ordinary shares of BHP Billiton Plc (the "Company"). This represents 5.58% of the outstanding share capital of the Company."

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON Plc
/s/ KAREN WOOD
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Karen Wood
Title: Company Secretary
Date: 21 November 2003